UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number 001-35052
Adecoagro S.A.
(Translation of registrant’s name into English)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2010
     On March 31, 2011, the registrant issued a press release pertaining to its results of operations for the three month and twelve month periods ended December 31, 2010. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on audited consolidated financial statements presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.
     The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.
     The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
     The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) the implementation of the registrant’s business strategy, including its development of the Ivinhema project; (iii) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (iv) the implementation of the registrant’s financing strategy and capital expenditure plan; (v) the maintenance of the registrant’s relationships with its customers; (vi) the competitive nature of the industries in which the registrant operates; (vii) the cost and availability of financing; (viii) future demand for the commodities the registrant produces; (ix) international prices for commodities; (x) the condition of the registrant’s land holdings; (xi) the development of the logistics and infrastructure for transportation of the registrant’s productions in the countries where it operates; (xii) the performance of the South American and world economies; (xiii) weather and other natural phenomena; (xiv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including environmental laws and regulations; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
     These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
     The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name: Carlos A. Boero Hughes
Title: Chief Financial Officer and Chief Accounting Officer
Date: April 1, 2011

adecoagro

4Q10 | 2010

4Q10/2010
Earnings Release
Conference Call

English Conference Call
April 1st, 2010
11 a.m.(US EST)
12 p.m. (Buenos Aires and São Paulo time)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

Adecoagro recorded Adjusted EBITDA of $95.1 million in 2010
Luxembourg, March 31st, 2011 — Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the fourth quarter and twelve month period ended December 31, 2010. The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards (IFRS).
Highlights
Financial & Operating Performance

$ thousand	2010	2009	(chg%)	4Q10	4Q09	(chg%)

Gross Sales	426,267	313,603	35.9%	147,381	103,472	42.4%
Adjusted EBITDA
Farming & Land Transformation	65,735	51,662	27.2%	35,871	34,617	3.6%
Sugar & Ethanol	51,735	(26,903)	—	24,977	(3,103)	—
Corporate Expenses	(22,353)	(22,262)	0.4%	(6,704)	(5,142)	30.4%

Total Adjusted EBITDA	95,116	2,497	3709.2%	54,143	26,372	105.3%

Grains & Oilseeds Production (tons)	618,834	414,962	49.1%	—	—	—
Sugarcane Crushed (thousand tons)	4,066	2,215	83.6%	1,125	850	32.4%
Farming Planted Area (Hectares)	183,454	153,026	19.9%	—	—	—
Sugarcane Plantation Area (Hectares)	53,799	49,470	8.8%
o	Adecoagro recorded Adjusted EBITDA(1) of $54.1 million in 4Q10, driving Adjusted EBITDA for the 2010 fiscal year to $95.1 million, representing a $92.6 million increase compared to 2009.

[1]	Please see “Reconciliation of Non-IFRS measures” on page 24 for reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

o	Gross Sales in 2010 reached $426.3 million, 35.9% higher than 2009.

o	Sugar, Ethanol and Energy business Adjusted EBITDA increased $78.6 million, from $(26.9) million in 2009 to $51.7 million in 2010. This was driven by an 83.6% increase in sugarcane crushing volume as a result of the completion of the Angelica mill greenfield project and the upgrade made in the Usina Monte Alegre mill.

o	Farming and Land Transformation businesses Adjusted EBITDA grew 27.2% in 2010 compared to 2009, from $51.7 million in 2009 to $65.7 million in 2010. The main drivers of Adjusted EBITDA growth were:
o	A 19.9% increase in total crop and rice planted area and a significant increase in soybean and corn yields in the 2009/10 harvest year compared to 2008/09 harvest year, resulting in a 49.1% increase in production volume.

o	The sale of La Macarena, a 5,086 hectare farm located in Uruguay.
o	Net loss in 2010 totaled $44.8 million, mainly affected by the recognition of a non-cash loss (unrealized changes in fair value of long term biological assets) of $96.8 million. The loss was generated by a decrease in the fair value of our sugarcane plantation primarily as a result of lower sugar price estimates used in our sugarcane valuation model.

o	Adecoagro began the 2010/11 harvest year and as of December 31st, 2010, succesfully planted 156.3K hectares. Total planted area is forecasted to reach approximately 190.0K hectares, 3.6% above the previous harvest year. Rice planted area has increased by 50.8%, reaching a total of 27.4K hectares in the 2010/11 harvest year.
Market Overview
o	Rising standards of living in fast developing economies such as Brazil and China, coupled with ambitious mandates to expand biofuels production, and extreme climate issues in the world’s most productive countries (Australia, Russia, Brazil, Thailand, Argentina, China, etc) have tightened stock-to-use ratios across all agricultural products. Although supply continues to grow, driven by new investments and opening of new areas for agricultural production, it is not being able to keep up with the rapid growth in demand around the globe. This new scenario has caused an upward shift in long term agricultural commodity prices, setting an attractive environment for low cost commodity producers.
Strategy Execution
o	The Company continues executing its strategy of transforming and adding value to its farms. During 2010, Adecoagro,
o	transformed and put into production 6.5K hectares of undermanaged/undeveloped farmland, including 4.1K hectares of rice in the San Joaquin farm, our most important ongoing transformation project.

o	purchased a 14.7K hectare rice farm with high potential for land transformation and value creation.

o	continued operating its land under a sustainable production model based on no-till technology and other best practices

o	Adecoagro continues implementing its growth plan in the Sugar, Etanol and Energy business. On November 26, 2010, the Ivinhema greenfield mill was granted the preliminary license by IMASUL (“Instituto de Meio Ambiente de Mato Grosso do Sul”). This is an important milestone for this greenfield project, and we are now finalizing the process to obtain the installation license to commence construction operations at the industrial site by mid 2011.

Environmental and Social Commitments

o	During 2010 we continued strengthening our environmental and social commitment. Together with TNC (The Nature Conservancy) we are encouraging and helping land owners in Mato Grosso do Sul upgrade their environmental standards in accordance with Brazilian environmental legislation.

o	We continue supporting rural areas surrounding our operations. Our main focus is education and nutrition. Through partnerships with highly qualified foundations such as “Cimientos” in Argentina and “Fundacao Bradesco” in Brazil, we are engaged in projects to promote access to equal and quality education for all children.

Operating Performance
Farming Business
Farming — Selected Production Data

	Planted Area (hectares)			Production (In Tons)			Yields (Tons per hectare)
	2009/2010	2008/2009	(chg %)	2009/2010	2008/2009	(chg %)	2009/2010	2008/2009	(chg %)

Soybean	62,443	38,315	63.0%	192,951	55,728	246.2%	3.1	1.5	112.5%
Soybean 2nd Crop	25,079	25,658	-2.3%	48,897	41,254	18.5%	1.9	1.6	21.3%
Corn (1)	30,577	18,265	67.4%	187,549	99,298	88.9%	6.1	5.4	12.8%
Corn 2nd Crop	4,040	3,492	15.7%	16,024	20,053	-20.1%	4.0	5.7	-30.9%
Wheat (2)	26,332	28,708	-8.3%	61,208	69,903	-12.4%	2.3	2.4	-4.5%
Sunflower	14,784	16,539	-10.6%	17,193	22,128	-22.3%	1.2	1.3	-13.1%
Cotton	425	3,159	-86.5%	1,068	9,218	-88.4%	2.5	2.9	-13.9%

Total Crops	163,680	134,136	22.0%	524,890	317,582	65.3%	3.2	2.4	35.4%

Rice	18,142	17,258	5.1%	91,723	94,968	-3.4%	5.1	5.5	-8.1%
Coffee (perennial)	1,632	1,632	0.0%	2,221	2,412	-7.9%	1.4	1.5	-7.9%

Total Farming	183,454	153,026	19.9%	618,834	414,962	49.1%	3.4	2.7	24.4%

Owned Croppable Area	106,626	110,231	-3.3%	—	—	—	—	—	—
Leased Area	47,709	13,645	249.6%	—	—	—	—	—	—
Second Crop Area	29,119	29,150	-0.1%	—	—	—	—	—	—

Total Farming Area	183,454	153,026	19.9%	—	—	—	—	—	—

							Productivity
	Milking Cows (Average Heads)			Milk Production (MM of liters)			(Liters per cow per day)

Dairy	2010	2009	% Change	2010	2009	% Change	2010	2009	% Change

Milk Production	4,225	4,594	-8.0%	41.60	47.48	-12.4%	27.0	28.3	-4.7%

	Processed Rice (Tons)

Rice	2010	2009	% Change

Processed Rice	128.7	157.1	-18.1%

(1)	Includes sorghum

(2)	Includes barley, safflower and rapeseed for 2008/09 harvest year and barley for 2009/10 harvest year
Adecoagro’s farming production increased 49.1% during the 2009/10 harvest year compared to the 2008/09 harvest year driven by an increase in planted area and an improvement in yields. Total planted area increased 19.9% from 153.0 thousand hectares in the 2008/09 harvest year to 183.5 thousand hectares in the 2009/10 harvest year.
Soybean and corn yields increased significantly in 2009/10 harvest year as a result of improved climatic conditions compared to the previous harvest year, which had been affected by a severe drought that impacted our main productive regions from mid 2008 to mid 2009. This fast recovery in yields is largely due to the company’s focus on constantly transforming and improving the productivity of its land through application of no-till technology and other best practices (crop rotation, water management, balanced fertilization, integrated pest management, etc).

Farming — 2010/2011 Harvest Year Planting Plan

	Current	Area to be	Total	Harvested
	Planted Area	Planted	Planted Area	Area	Production	Yields
	(hectares)	(hectares)	(hectares)	(hectares)	(tons)	(ton/hect)

Soybean	52,028	6,162	58,190	—	—	—
Soybean 2nd Crop	11,608	20,212	31,820	—	—	—
Corn (1)	22,250	6,210	28,460	—	—	—
Corn 2nd Crop	175	1,109	1,284	—
Wheat (2)	28,029	—	28,029	25,258	80,574	3.2
Sunflower	9,951	—	9,951	—	—	—
Cotton	3,242	—	3,242	—	—	—

Total Crops	127,283	33,694	160,976	25,258	80,574	3.2

Rice	27,362	—	27,362	—	—	—
Coffee (perennial)	1,632	—	1,632	—	—	—

Total Farming	156,277	33,694	189,970	25,258	80,574	3.2

Owned Croppable Area	108,210	11,240	119,449	—	—	—
Leased Area	36,459	958	37,417	—	—	—
Double Crop Area	11,608	21,496	33,104	—	—	—

Total Farming	156,277	33,694	189,970	—	—	—

(1)	Includes sorghum

(2)	Includes barley
During 3Q10 and 4Q10, the Company began its planting activities for the 2010/11 harvest year. As of December 31st, 2010, 156.3 thousand hectares were successfully planted. The planting of wheat, sunflower, cotton and rice was completed as of December 31st, 2010, while planting for soybean and corn is expected to continue until mid February. The Company forecasts, subject to climatic conditions, overall planted area for the 2010/11 harvest year to reach approximately 190.0 thousand hectares, a 3.6% increase compared to the 2009/10 harvest year. Owned planted area has increased by 12.8 thousand hectares versus the previous season as a result of the ongoing transformation of the San Joaquin, Santa Lucia and El Ombu farms, and the purchase of a rice farm. Leased area in turn fell by 10.3 thousand hectares mainly as a result of an increase in lease prices which reduced expected margins and returns below our hurdle rates.
Also, during the end of the fourth quarter, we began the harvest of our wheat crop, which was 90.1% complete by year end. The crop has achieved average yields of 3.2 tons per hectare, showing a 39.1% increase compared to the previous harvest year.

Sugar, Ethanol & Energy Business
Sugar, Ethanol & Energy — Selected Production Data

	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Crushed Cane (Tons)	4,066,115	2,215,029	83.6%	1,125,236	849,882	32.4%
Own Cane	95.2%	93.7%	1.6%	94.1%	97.3%	-3.2%
Third Party Cane	4.8%	6.3%	-23.1%	5.9%	2.7%	114.9%
Sugar (Tons)	235,690	52,968	345.0%	69,689	19,788	252.2%
Ethanol (M3)	174,303	132,492	31.6%	40,217	51,007	-21.2%
Exported Energy (MWh)	168,644	128,291	31.5%	68,565	80,617	-14.9%
Expansion & Renewal Area (Hectares)	7,998	17,670	-54.7%	1,102	2,072	-46.8%
Harvested Area (Hectares)	40,263	22,222	81.2%	11,092	8,815	25.8%
Sugarcane Plantation (Hectares)	53,799	49,470	8.8%	53,799	49,470	8.8%
Cane crushing volume increased 83.6% as a result of the expansion of the Angelica mill and the upgrade of the Usina Monte Alegre (“UMA”) mill. By the end of 2010, Adecoagro completed the construction and assembly of the Angelica mill, which reached a nominal crushing capacity of 4 million tons per year. Construction of Angelica’s sugar factory was also concluded and became operational in June 2010.
During 2009, we completed the installation of a new high pressure steam boiler at the UMA, which allowed the mill to expand crushing capacity from 0.8 million tons of sugarcane to 1.2 million. Furthermore, this investment allows UMA to use all the bagasse byproduct to cogenerate electricity for both the mill’s own use and to sell to the power grid. Actual crushing volumes during 2010 reached 2.9 million tons in Angelica (73% of nominal capacity) and 1.1 million tons in UMA (92% of nominal capacity). The company expects to achieve full utilization of installed capacity in its two mills (4.0 million tons in Angelica and 1.2 million tons in UMA) during the next couple of years, as the company’s sugarcane plantations continue to expand.

Financial Performance
Farming & Land Transformation Businesses
Farming & Land Transformation Business — Financial Highlights

$ thousands	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Gross Sales
Farming	197,742	216,016	-8.5%	43,460	64,486	-32.6%

Total Gross Sales	197,742	216,016	-8.5%	43,460	64,486	-32.6%

Adjusted EBITDA
Farming	44,898	32,823	36.8%	15,034	15,778	-4.7%
Land Transformation	20,837	18,839	10.6%	20,837	18,839	10.6%

Total Adjusted EBITDA	65,735	51,662	27.2%	35,871	34,617	3.6%

Adjusted EBIT
Farming	39,902	27,979	42.6%	13,357	14,451	-7.6%
Land Transformation	20,837	18,839	10.6%	20,837	18,839	10.6%

Total Adjusted EBIT	60,739	46,818	29.7%	34,194	33,290	2.7%

Adjusted EBIT(1) of the Farming and Land Transformation businesses increased 29.7%, from $46.8 million in 2009 to $60.7 million in 2010, mainly driven by a $12.8 million increase in the crops segment.
Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro’s farming business in Argentina is based on a “contractor” production model, wherein the Company hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing production costs. The Adjusted EBIT measure reduces this gap between different business models and allows for a more comparable benchmark.

[1]	Please see “Reconciliation of Non-IFRS measures” on page 24 for reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

Crops
Crops — Highlights

	metric	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Gross Sales	$ thousand	108,162	92,029	17.5%	18,155	22,774	-20.3%
	tons	530,892	366,508	44.9%	70,602	99,683	-29.2%
Adj EBITDA	$ thousand	33,613	21,120	59.2%	8,768	10,155	-13.7%
Adj EBIT	$ thousand	31,902	19,054	67.4%	8,130	9,157	-11.2%
Area under production	Hectares	134,562	104,986	28.2%	—	—	—
Adjusted EBIT of our Crops segment increased 67.4%, from $19.1 million in 2009 to $31.9 million in 2010, mainly due to: (i) an increase in yields, primarily in soybean, as a result of climatic conditions returning to normal following the severe drought that impacted our main productive regions from mid 2008 until mid 2009; (ii) a decrease in production costs, primarily due to the price impact the financial crisis of 2008 had on fertilizers and agrochemicals; (iii) an increase in production area mainly due to the expansion of our leased area in Argentina and Uruguay; and (iv) the continuous improvement of soil productivity as a result of the ongoing land transformation process.
Crops — Sales Breakdown

	2010	2009	(chg %)	2010	2009	(chg %)	2010	2009	(chg %)
Crop	thousand $			thousand tons			$ per unit

Soybean	64,890	35,696	81.8%	250.3	120.3	108.0%	259.3	296.7	-12.6%
Corn (1)	25,881	14,654	76.6%	201.7	100.5	100.6%	128.3	145.8	-12.0%
Wheat (2)	9,110	13,324	-31.6%	60.4	84.1	-28.2%	150.9	158.5	-4.8%
Sunflower	4,880	5,517	-11.6%	16.7	27.8	-39.9%	291.8	198.1	47.3%
Cotton	2,395	11,905	-79.9%	1.8	14.9	-87.7%	1,314.7	801.5	64.0%
Soybean meal & oil	—	6,500	-100.0%	—	18.9	-100.0%	—	343.9	-100.0%
Others	1,006	4,434	-77.3%	—	—	—	—	—	—

Total	108,162	92,029	17.5%	530.9	366.5	44.9%	—	—	—

(1)	Includes sorghum

(2)	Includes barley
Soybean and Corn sales increased 81.8% and 76.6% respectively during 2010 as a result of the higher yields and larger planted area during the 2009/10 harvest year.

Crops — Changes in Fair Value Breakdown

			Soy 2nd		Corn 2nd
as of December 31st, 2010	metric	Soy	Crop	Corn	Crop	Wheat	Sunflower	Cotton	Total

2009/10 harvest year
Harvested area	Hectares	62,443	25,079	30,577	4,040	26,332	14,784	425	163,680
Changes in Fair Value in 2010 from harvested area 2009/10 (i)	$ thousands	15,081	4,914	2,049	281	—	(547)	101	21,879

2010/11 harvest year
Planting plan (a+b+c+d)	Hectares	58,190	31,820	28,460	1,284	28,029	9,951	3,242	160,976
Area remaining to be planted (a)	Hectares	6,162	20,212	6,210	1,109	—	—	—	33,694
Planted area in initial growing stages (b)	Hectares	45,185	11,608	7,099	175	—	1,924	3,242	69,232
Planted area with significant biological growth (c)	Hectares	6,843	—	15,151	—	2,772	8,028	—	32,793
Changes in Fair Value 2010 from planted area 2010/2011 with significant biological growth (ii)	$ thousands	2,547	—	4,865	—	781	527	—	8,719

Harvested area (d)	Hectares	—	—	—	—	25,258	—	—	25,258
Changes in Fair Value 2010 from harvested area 2010/11 (iii)	$ thousands	—	—	—	—	8,281	—	—	8,281

Total Changes in Fair Value in 2010 (i+ii+iii)	$ thousands	17,629	4,914	6,914	281	9,062	(21)	101	38,879

The table above shows how gains or losses from crop production that were generated during the 2009/10 and 2010/11 harvest years flow into the 2010 fiscal year. Biological growth of 2009/10 summer crops (soybean, corn, sunflower, cotton, etc), mostly harvested between February and May 2010, generated a gain in “Initial recognition and changes in fair value of biological assets and agricultural produce” (“Changes in Fair Value”) of $21.9 million in 2010. Winter crops, mainly wheat and barley, harvested in December 2010, generated Changes in Fair Value of $8.3 million. Finally, summer crops and some un-harvested wheat corresponding to the 2010/11 season, which were planted and had attained significant biological growth by December 31st 2010, generated a Change in Fair Value of $8.7 million in 2010 fiscal year. As a result, total Changes in Fair Value was $38.9 million for 2010.
Crops — Gain / Loss From Open Hedged Positions

					Gain/loss booked
			Volume		in 2010 ($
Country	Product	Type of contract	(thousand ton)	Hedge price ($/ton)	thousands)

ARG	Soybean	Forward	80.6	241	(1,774)
	Soybean	Future	24.6	241	(2,789)
	Corn	Forward	54.1	143	(2,179)
	Corn	Future	1.8	142	141
	Sunflower	Forward	12.5	322	17
	Wheat	Future			(4)
URU	Soybean	Forward	6.5	351	—
BRA	Soybean	Forward	9.0	309	—
	Cotton	Forward	1.1	2,176	—

Total			206.7		(6,587)

As of December 31, 2010, open hedge positions for the 2010/11 harvest year production stood at 206.7 thousand tons of crops. All futures contracts and only the portion of forward contracts which are linked to biological assets with significant biological growth generate gains or losses in the Statement of Income, resulting from the mark-to-market of the contracts at year end. As a result of the increase in commodity prices during 4Q10, we recognized non-cash losses from our open hedge positions of $6.6 million. These losses impact the “Other Operating Income, net” line item of the 2010 Statement of Income.
Rice
Rice — Highlights

	metric	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Gross Sales	$ thousand	61,586	69,350	-11.2%	16,149	14,855	8.7%
Adj EBITDA	$ thousand	7,122	13,244	-46.2%	6,542	1,666	292.7%

Adj EBIT	$ thousand	5,041	11,792	-57.2%	5,967	1,439	314.7%
Area under production	Hectares	18,142	17,258	5.1%	—	—	—

Rice Mills
Own production of rough rice	thousand tons (1)	75.8	83.3	-9.1%	33.1	29.6	11.7%
Third party rough rice purchases	thousand tons	53.0	73.7	-28.2%	0.3	7.9	-96.2%
Sales of Processed Rice	thousand tons	149.3	183.9	-18.8%	74.5	82.4	-9.6%
Ending stock	thousand tons	19.9	21.7	-8.3%	19.9	21.7	-8.3%

(1)	Rough rice equivalent
Rice yields and production during the 2009/10 harvest year in Argentina were negatively impacted by a lack of sun radiation received by rice plants during their critical growth stage due to an unusually high number of cloudy days. This was the main driver of the decrease in production. Additionally, due to the lack of rough rice in the market, our rough rice purchases decreased by 28.2%. The reduction in rice processing volume was partially offset by an increase in domestic white rice prices. As a result, Adjusted EBIT for the Rice segment decreased 57.2%, from $11.8 million in 2009 to $5.0 million in 2010.

Rice — Changes in fair value breakdown

as of December 31st, 2010	metric	Northeast Argentina

2009/10 harvest year
Harvested area	Hectares	18,142
Yield achieved	tons/hectare	5.1
Changes in Fair Value in 2010 from harvested area 2009/10 (i)	$ thousands	3,087

2010/11 harvest year

Planting plan (a+b+c+d)	Hectares	27,362
Area remaining to be planted (a)	Hectares	—
Planted area in initial growing stages (b)	Hectares	3,428
Planted area with significant biological growth (c)	Hectares	23,934
Changes in Fair Value in 2010 from planted area 2010/2011 with significant biological growth (ii)	$ thousands	6,273
Harvested area (d)	Hectares	—
Yield achieved	tons/hectare	—
Changes in Fair Value in 2010 from harvested area 2010/11 (iii)	$ thousands	—

Total Changes in Fair Value in 2010 (i+ii+iii)	$ thousands	9,360
Rice of the 2009/10 harvest year, mostly harvested between February and March 2010, generated Changes in Fair Value of $3.1 million in 2010. Rice planted during the 2010/11 harvest year, which had attained significant biological growth as of December 31st 2010, generated Changes in Fair Value of $6.3 million in 2010. As a result, total Changes in Fair Value was $9.4 million for 2010.
Dairy
Dairy — Highlights

	metric	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Gross Sales	$ thousands	14,297	11,894	20.2%	4,254	2,722	56.3%
	thousands liters	41,597	47,479	-12.4%	—	—	—
Adj EBITDA	$ thousands	2,649	484	447.4%	1,106	849	30.3%
Adj EBIT	$ thousands	2,226	81	2648.2%	957	756	26.6%
Milking cows	Average Heads	4,225	4,594	-8.0%	—	—	—
Area under production	Hectares	2,649	2,748	-3.6%	—	—	—
During 2010, we completed the construction of the second and final phase of our first free stall dairy. This state-of-the-art dairy facility allows large scale milk production at increased efficiency levels. The project, which mainly consisted on building two sheds for 1,500 milking cows each and a milking mechanism consisting of an 80-cow rotary platform, was completed during May 2010 reaching full utilization of installed capacity by the end of the year. As a result of the natural adaptation of cows to the new environment, milk production decreased 12.4% during 2010. However, Adjusted EBIT for our Dairy segment increased from $0.08 million in 2009 to $2.2 million in 2010 due to a 46% increase in raw milk market prices, from $23.5 cents/liter to $34.4 cents/liter.

Coffee
Coffee — Highlights

	metric	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Gross Sales	$ thousands	7,572	14,265	-46.9%	2,904	5,674	-48.8%
	tons	1,989	2,808	-29.2%	—	—	—
Adj EBITDA	$ thousands	(2,854)	(3,550)	-19.6%	(2,944)	(516)	470.5%
Adj EBIT	$ thousands	(3,303)	(4,120)	-19.8%	(3,233)	(435)	643.1%
Coffee plantation area	Hectares	1,632	1,632	0.0%	—	—	—
Adjusted EBIT of the Coffee segment remained negative in 2010 due to low yields and negative hedging results for the 2010/11 production (see table below). We expect operating performance to improve in the upcoming years as a result of the investments made in pruning, aiming at improving the growth pattern and productivity of our coffee trees.
Coffee — Gain/Loss from open hedged positions

			Volume	Hedge price	Gain/loss recorded
Country	Product	Type of contract	(thousand tons)	(cts/lb)	in 2010 ($ thousands)

		Future March	0.4	205	(317)
BRA	Coffee	OTC July	0.4	170	(662)
		OTC July	0.4	173	(638)

Total			1.3	182.4	(1,617)

As of December 31 2010, our open hedging positions for coffee amounted to 1.3 thousand tons. The increase in coffee prices during 4Q10 generated a non-cash loss of $1.6 million, resulting from the mark-to-market of all futures contracts and over the counter (“OTC”) contracts at year end. These losses impacted the 2010 Statement of Income in the “Other Operating Income, net” line item.
Cattle
Cattle — Highlights

	metric	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Gross Sales	$ thousands	6,125	28,478	-78.5%	1,998	18,461	-89.2%
Adj EBITDA	$ thousands	4,369	1,525	186.5%	1,562	3,624	-56.9%
Adj EBIT	$ thousands	4,036	1,172	244.3%	1,536	3,534	-56.5%
Area under production	Hectares	81,327	106,375	-23.5%	—	—	—
Adjusted EBIT from our Cattle segment increased 244.3% in 2010, from $1.2 million to $4.0 million, mainly due to the 10-year lease agreement under which, as of December 2009, most of the Company’s productive land not suitable for crop production was leased to a third party for beef cattle grazing. The payments we receive under the lease agreement are fixed in kilograms of beef per hectare and tied to the market price of beef.

Land transformation business
Land transformation — Highlights

	metric	2010	2009	(chg %)

Adj EBITDA	$ thousands	20,837	18,839	10.6%
Land acquired	Hectares	14,749	—	—
Land sold	Hectares	5,086	5,005	1.6%
Adjusted EBITDA from our Land transformation business increased 10.6% in 2010, from $18.8 million to $20.8 million due to the sale of “La Macarena” farm in Uruguay in December 2010, which generated $2.0 million more compared to the sale of “La Paz” farm in Argentina completed in December 2009.
La Macarena is a 5,086 hectare farm located in Uruguay, purchased by Adecoagro in 2004 for $1,750 per hectare. The farm was originally used for cattle grazing activities but had potential for crop production. We developed a sustainable production model that was applied in La Macarena and immediately began producing soybean, corn and wheat over all potentially croppable areas. After six years of enhancing its productivity by applying no-till technology, crop rotation, and other best practices, we sold the property for a total price of $34.0 million (plus the value of planted crops), equivalent to $6,685 per hectare, obtaining a 24.6% IRR.
The Company continues to execute its strategy of developing, transforming and adding value to its land portfolio. During 2010 we began the transformation process and put into production 6,490 hectares of undermanaged and undeveloped farmland.
Our most important ongoing transformation project during the last two years has been the San Joaquin rice farm. San Joaquin is a 34,419 hectare farm purchased by Adecoagro in 2007. The farm was mostly dedicated to cattle grazing, with only 1,800 hectares used for rice production. The farm’s eastern boundary lies on the Parana River, giving it access to a great source of water for irrigation. During 2008 we performed a project feasibility study together with an environmental impact study, and concluded that the farm has the potential to produce up to 10,000 hectares of rice in a sustainable and economic manner. During 2009 after obtaining all the necessary permits and licenses from state agencies, we began the transformation and land systematization process by building irrigation channels and pumping stations for water inflow and outflow, and designing the rice fields. The project has had an important social and economic impact on the local towns by creating over 160 direct job positions in addition to countless indirect labor (logistics, suppliers, contractors, vendors, etc). During 4Q10, we successfully planted 8,600 hectares of rice which have been properly irrigated and are developing as expected, supporting our thesis of the value that this project is creating for the Company and local population.
On August 23rd, 2010, we purchased a 14,749 hectare rice farm in Argentina with high transformation potential for $20.1 million. The farm currently has 4,500 hectares suitable for rice production and approximately 6,500 hectares of cattle pastures with potential for transformation into rice fields. We believe this project will have a positive impact on the Company’s net asset value and generate valuable social and economic benefits in the region.

Sugar, Ethanol & Energy business
Sugar Ethanol & Energy — Highlights

$ thousand	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Gross Sales Angelica	154,716	55,186	180.4%	55,645	13,482	312.7%
Gross Sales UMA	73,810	42,401	74.1%	48,277	25,504	89.3%

Total Gross Sales	228,526	97,587	134.2%	103,922	38,986	166.6%

Adj EBITDA Angelica	29,869	(12,758)	—	17,456	6,102	186.1%
Adj EBITDA UMA	21,866	(14,145)	—	7,521	(9,205)	—

Total Adjusted EBITDA	51,753	(26,903)	—	24,977	(3,103)	—

Adj EBITDA Margin Angelica	19.30%	-23.12%	—	31.37%	45.26%	-30.7%

Adj EBITDA Margin UMA	29.62%	-33.36%	—	15.58%	-36.09%	—

Adjusted EBITDA Margin Total	22.64%	-27.57%	—	24.03%	-7.96%	—

Sugarcane Crushed (thousand tons)	4,066	2,215	83.6%	1,125	850	32.4%
Sugarcane plantation (Hectares)	53,799	49,470	8.8%	—	—	—
Adjusted EBITDA of our Sugar, Ethanol and Energy business increased $78.6 million, from $(26.9) million in 2009 to $51.7 million in 2010, mainly as a result of the investments in our two mills during previous periods as explained on page 4.
Usina Monte Alegre (UMA) mill has a long history in the business. During 2008 and 2009, we invested in a high pressure steam boiler that allowed us to expand the crushing capacity and to achieve full cogeneration. This resulted in an Adjusted EBITDA of $21.9 million in 2010 representing a 29.6% Adjusted EBITDA margin.
Sugar Ethanol & Energy — Sales Breakdown

	$ thousand				thousands of units			($/ unit)
	2010	2009	(chg %)	2010	2009	% Change	2010	2009	(chg %)

Sugar (tons)	98,385	26,143	276.3%	233.6	75.1	211.2%	421.1	348.2	20.9%
Ethanol (cubic meters)	114,793	62,811	82.8%	189.0	145.9	29.5%	607.5	430.5	41.1%
Energy (Mwh)	15,040	8,216	83.1%	178.9	128.3	39.4%	84.1	66.6	26.3%
Other	308	417	-26.1%	—	—	—	—	—	—

TOTAL	228,526	97,587	134.2%	—	—	—	—	—	—

Sales increased 134.2% from $97.6 million in 2009 to $228.5 million in 2010 as a result of the increase in sugar, ethanol and energy production following the expansion in the company’s sugarcane milling capacity and an increase in average prices for all three products. Sugar sales increased significantly more than ethanol sales as a result of the start of operations of Angelica’s sugar factory during June 2010.

Sugar, Ethanol & Energy — Industrial indicators

	metric	2010	2009	(chg %)	4Q10	4Q09	(chg %)

Sugarcane milling Angelica	thousand tons	2,928	1,468	99.5%	913	527	73.3%
Sugarcane milling UMA	thousand tons	1,138	747	52.2%	212	323	-34.3%
Sugarcane milling Total	thousand tons	4,066	2,215	83.6%	1,125	850	32.4%
Own sugarcane	%	95.2%	93.7%	1.6%	94.1%	97.3%	-3.2%

Sugar Production mix	%	45.5%	19.8%	129.8%	51.7%	19.3%	167.4%
Ethanol Production mix	%	54.5%	80.2%	-32.1%	48.3%	80.7%	-40.1%

Energy per milled ton	Kwh / ton	41	58	-28.4%	61	95	-35.8%
Owned sugarcane accounted for 95.2% of total cane milled during the year 2010, thus decreasing reliance on third party supply. The completion of Angelica’s sugar factory drove Adecoagro’s share of sugar in production mix up from 19.8% in 2009 to 45.5% in 2010.
Sugar, Ethanol & Energy — Changes in Fair Value Breakdown
Biological Asset

	2010			2009
	$	Hectares	$/hectare	$	Hectares	$/hectare

(+) Sugarcane plantations at end of period	104,847	53,799	1,949	164,701	49,470	3,329
(-) Sugarcane plantations at begining of period	(164,701)	49,470	3,329	(48,167)	32,616	1,477
(-) Planting investment	(34,700)	7,998	4,339	(40,196)	17,670	2,275
(-) Exchange difference	(2,241)	—	—	(19,003)	—	—

Changes in Fair Value of Biological Assets (unrealized)	(96,795)	—	—	57,335	—	—

Agricultural produce

	$	Tons	$/ton	$	Tons	$/ton

(+) Harvested own sugarcane transferred to mill	117,182	3,869	30.3	46,928	2,076	22.6
(-) Expenses	(106,390)	—	—	(43,200)	—	—

Changes in Fair Value of Agricultural Produce	10,934	—	—	3,728	—	—

Total Changes in Fair Value	(86,003)	—	—	61,064	—	—
Changes in Fair Value of the Sugar, Ethanol and Energy business decreased $147.1 million, from $61.1 million in 2009 to $(86.0) million in 2010. The main driver for this decrease was a fall in the fair value of our sugarcane plantations (“Biological Asset”), from an average of $3,329 per hectare to $1,949 per hectare, as a result of lower sugar future market price estimates used in the sugarcane valuation model. This impact was partially offset by an increase in the profit generated in the current production of sugarcane (“Agricultural Produce”), from $3.7 million to $10.8 million.
The fair value of sugarcane plantations is determined using a discounted cash flow (DCF) model. As a result, the value measurement of the sugarcane plantations is affected by the inputs and assumptions used in the DCF model, such as sugarcane price, yields, costs, productivity and discount rate. Given the lack of available price data for sugarcane, the price of future harvested sugarcane is calculated through a model based on estimates of sugar price derived from the Sugar #11 ICE- NY future contract.
During 2010, a change was introduced to the sugarcane valuation model. Projected revenues are now calculated based on the average of daily prices for sugar future contracts during the six-month period ended at year end rather than the single price for sugar future contracts at year end, method used during 2009. The company and its auditors determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model. As a result of future prices variation during 2010, using the six month moving average of sugar futures prices rather than the single price at year end, reduced the value of the biological asset in $90.9 million as of December 31st, 2010 (unaudited), also impacting the 2010 Changes in Fair Value by the same amount.
Gains or losses resulting from unrealized changes in fair value of long term biological assets (i.e. sugarcane, coffee and cattle) does not represent a cash inflow or outflow for the Company. The Adjusted EBITDA performance measure neutralizes the effect of these unrealized gains and losses.
Agricultural Produce — Productive Indicators

	metric	2010	2009	(chg %)

Harvested own sugarcane	thousand tons	3,869	2,076	86.4%
Harvested area	Hectares	40,263	22,222	81.2%
Yield	tons/hectare	96.1	93.4	2.9%
TRS content	kg/ton	135.9	125.08	8.7%
Mechanized harvest	%	79.9	65.8	21.5%
The table above shows productive indicators related to our owned sugarcane production (“Agricultural Produce”) which is planted, harvested and then transferred to our mills for processing. Sugarcane yields and sugar content in cane (TRS) increased 2.9% and 8.7% respectively in 2010. Above average rains that fell during the second half of 2009 were detrimental to the development of sugar content (TRS) in 2009, but enhanced sugarcane growth for the 2010 harvest. The increase in sugar content (TRS) during 2010 is a result of lower than average rains during the 2010 harvest.
Sugar, Ethanol and Energy — Results From Open Hedged Positions

			Volume	Hedge price	Gain/loss booked
Country	Product	Type of contract	(thousand tons)	($ cts/lb)	in 2010 ($ thousand)

		Forward May	16.0	20.4	—
		Forward July	30.1	21.5	—
		Forward October	9.0	23.1	—
BRA	Sugar	OTC July	20.3	18.2	(2,769)
		OTC October	23.4	22.9	(554)
		Future May	1.0	28.9	(10)
		Future July	1.5	25.7	(18)

Total			101.3	21.3	(3,350)

As of December 31st, 2010, open hedge positions for sugar stood at 101.3 thousand tons at an average price $21.3 cents/lb. During 4Q10 we recorded a non-cash loss of $3.4 million resulting from the mark-to-

market of all futures and OTC contracts at year end. The recognition of the loss caused by the increase in sugar prices is reflected in our Statement of Income under the “Other operating income, net” line item.
Indebtness
Debt Breakdown

$ thousands	4Q10	3Q10	% Change

Short Term Debt	137,795	137,858	0.0%
Farming	67,951	59,497	14.2%
Sugar, Ethanol & Energy	69,843	78,361	-10.9%
Long Term Debt	251,677	265,361	-5.2%
Farming	54,871	63,717	-13.9%
Sugar, Ethanol & Energy	196,806	201,644	-2.4%
Total Debt	389,472	403,219	-3.4%
Cash & Equivalents (1)	70,269	60,621	15.9%
Net Debt	319,203	342,598	-6.8%

(1)	Does not include IPO proceeds of $423.0 millions
Adecoagro’s gross indebtness at the end of 4Q10 was $389.5 million, showing a 3.4% reduction versus the previous quarter. The 14.2% increase in farming short term debt is mainly due to the additional working capital required during the planting of summer crops. The 10.9% decrease in the Sugar, Ethanol & Energy short term debt reflects the increase cash collection from sugar, ethanol and energy sales following the peak of the harvest season. The 15.9% growth in Cash and Cash Equivalents versus the previous quarter reflects the collection of $10 million related to the first installment of the sale of La Macarena farm, Net debt position for 4Q10 stands at $319.2 million, 6.8% below 3Q10.

Capital expenditures
Capital Expenditures Breakdown

$ thousands	2010	2009	% Change

Farming & Land Transformation	19,239	15,596	23.4%
Land Acquisitions	8,846	2,602	240.0%
Land transformation	4,762	881	440.6%
Rice Mill Construction	4,086	3,434	19.0%
Dairy Free Stall Unit	1,544	8,678	-82.2%
Sugar, Ethanol & Energy	154,781	117,125	32.2%
Sugar and Ethanol mills	120,081	78,229	53.5%
Sugarcane Planting	34,700	38,896	-10.8%

Total	174,020	132,720	31.1%

Adecoagro’s capital expenditures during 2010 totaled $174.0 million, 31.1% higher than 2009. Over 88.9% of these expenditures were related to the expansion of our Sugar, Ethanol & Energy business, mainly the completion of the assembly and construction of the Angelica mill and the planting of 7,998 hectares of sugarcane plantations to supply our mills. Main investments made in our Farming & Land Transformation business were: (i) the purchase of a rice farm; (ii) the transformation of 6.5K hectares of farmland; (iii) the ongoing construction of our fourth rice mill that will process rice produced in the San Joaquin farm and rice purchased from third parties; and (iv) the completion of the second and final phase of our free stall dairy.
Inventories
End of Period Stock

Product	Metric	2010	2009	% Change

Soybean	tons	6,882	6,074	13%
Corn (1)	tons	18,599	9,927	87%
Wheat (2)	tons	65,754	45,592	44%
Sunflower	tons	508	3,754	-86%
Cotton	tons	0	630	-100%
Rice	tons	19,863	21,671	-8%
Coffee	tons	890	141	531%
Sugar	tons	11,211	2,635	326%
Ethanol	m3	4,943	15,060	-67%

(1)	Includes sorghum

(2)	Includes barley
Inventories at year end for most of our farming products increased in 2010 compared to 2009 as a result of the growth in production of most summer crops in the 2009/10 harvest year and the excellent 2010/11 harvest of winter crops. Sugar inventories increased significantly year over year as a result of the start of operations of the sugar factory in the Angelica mill during June 2010.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the implementation of our business strategy, including our development of the Ivinhema project; (iii) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (iv) the implementation of our financing strategy and capital expenditure plan; (v) the maintenance of our relationships with customers; (vi) the competitive nature of the industries in which we operate; (vii) the cost and availability of financing; (viii) future demand for the commodities we produce; (ix) international prices for commodities; (x) the condition of our land holdings; (xi) the development of the logistics and infrastructure for transportation of our productions in the countries where we operate; (xii) the performance of the South American and world economies; (xiii) weather and other natural phenomena; (xiv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xv) developments in, or changes to, the laws, regulations and governmental policies governing our business, including environmental laws and regulations.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Appendix
Property Portfolio
Land Portfolio

		Area in hectares
					Total
Farm	Region	Total	Croppable	Cattle	Productive	Current use
Las Horquetas	Humid Pampas, Argentina	2,089	1,747	—	1,747	Grains
El Meridiano	Humid Pampas, Argentina	6,302	4,933	—	4,933	Grains
San Carlos	Humid Pampas, Argentina	4,239	2,976	—	2,976	Grains
La Alegría	Humid Pampas, Argentina	2,439	1,936	—	1,936	Grains
Santa Regina	Humid Pampas, Argentina	3,618	3,202	—	3,202	Grains
Abolengo	Humid Pampas, Argentina	7,476	6,863	—	6,863	Grains & Dairy
Carmen	Humid Pampas, Argentina	10,020	7,541	—	7,541	Grains Dairy
San Joaquín	Northeast Argentina	37,082	8,179	21,833	30,012	Rice, Grains & Cattle
La Rosa	Northwest Argentina	4,087	2,483	1,329	3,812	Grains & Cattle
San Agustín	Northeast Argentina	5,067	2,517	1,838	4,355	Rice, Grains & Cattle
San José	Northwest Argentina	7,630	435	7,071	7,506	Grains
Itá Caabó	Northeast Argentina	26,650	11,159	10,864	22,023	Rice, Grains & Cattle
Oscuro	Northeast Argentina	33,429	8,363	18,262	26,625	Rice, Grains & Cattle
Santa Lucía	Northwest Argentina	17,495	10,453	—	10,453	Grains & Cattle
El Orden	Northwest Argentina	6,860	4,263	2,520	6,783	Grains & Cattle
La Carolina	Northwest Argentina	8,297	1,634	6,663	8,297	Grains & Cattle
La Guarida	Northwest Argentina	15,451	6,765	2,105	8,870	Grains & Cattle
Dinaluca	Northeast Argentina	14,749	4,500	—	4,500	Rice
Ombú	Northeast Argentina	18,320	5,402	8,842	14,244	Grains & Cattle
La Garrucha	Northwest Argentina	3,607	3,060	—	3,060	Grains
Los Guayacanes	Northwest Argentina	7,241	6,226	—	6,226	Grains
La Pecuaria	Uruguay	3,177	2,260	—	2,260	Grains
Sapálio	Mato Grosso do Sul, Brazil	6,062	4,702	—	4,702	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	1,176	—	1,176	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	402	—	402	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	120	—	120	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	683	506	—	506	Sugarcane
Bela Manhá	Mato Grosso do Sul, Brazil	381	284	—	284	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,304	2,459	—	2,459	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	490	259	—	259	Sugarcane
Rio de Janeiro	Western Bahia, Brazil	10,012	5,805	—	5,805	Grains & Coffee
Mimoso	Western Bahia, Brazil	902	277	—	277	Coffee
Palmeira	Western Bahia, Brazil	1,000	—	—	—	Coffee
Lagoa de Oeste	Western Bahia, Brazil	1,132	627	—	627	Coffee
Heloisa	Western Bahia, Brazil	800	—	—	—	Coffee
Alto Alegre	Western Bahia, Brazil	6,082	2,723	—	2,723	Grains & Cotton
Conquista	Western Bahia, Brazil	4,325	1,971	—	1,971	Grains & Cotton

Total		282,798	128,208	81,327	209,535

Industrial Portfolio

Facility	Description	Province/Country	Productive Information

Angelica Agronenergía	Sugar and Ethanol Mill	Mato Grosso do Sul, Brazil	4.0 MM tons of Sugarcane crushing capacity
Usina Monte Alegre	Sugar and Ethanol Mill	Minas Gerais, Brazil	1.2 MM tons of Sugarcane crushing capacity
La Lacteo	Milk Processing Facility	Cordoba, Argentina	250,000 liters per day processed
Semillero Itá Caabó	Rice Seed Breader	Corrientes, Argentina	Rice genetic improvement program
Molino Ala Mercedes	Rice Mill	Corrientes, Argentina	Milling capacity of 5,000 tons of white rice per month
Molino San Agustin	Rice Mill	Corrientes Argentina	Milling capacity of 3,500 tons of white rice per month
Molino Ala Salvador	Rice Mill	Entre Rios, Argentina	Milling capacity of 5,000 tons of white rice per month
Franck	Rice Mill	Santa Fe, Argentina	Under Construction
Christophersen	Grain Storage and Conditioning	Santa Fe, Argentina	Storage capacity of 18,600 tons and drying capacity of 2,000 tons
San Carlos	Grain Storage and Conditioning	Buenos Aires, Argentina	Storage capacity for 3,600 tons
El Meridiano	Grain Storage and Conditioning	Buenos Aires, Argentina	Storage capacity for 1,500 tons
Abolengo	Grain Storage and Conditioning	Santa Fe, Argentina	Storage capacity for 3,000 tons
La Rosa	Grain Storage and Conditioning	Santa Fe, Argentina	Storage capacity for 2,000 tons
Market Outlook
Source: Thomson Reuthers
Soybean: Average price for the Dec-10 future contract on CBOT (Chicago Board of Trade) was U$S 12.44/bushel in 4Q10. This represents 20% increase compared to 3Q10 and 24% appreciation against 4Q09.
According to the latest USDA World Agricultural Supply and Demand Estimates report released on March 10th, world’s production will be 258.4 million metric tons (MMT) in 2010/11, with a marginal 0.6% decrease compared against the prior year. At the end of 4Q10, estimated global production was 257.8 MMT, according to the USDA. The outlook for global soybean supply remains uncertain, as production in

Argentina and Brazil is still not defined due to adverse climatic factors in both countries. There has been a positive change in global production between December 2010 and latest USDA March’s report due to an increase in the harvest in Brazil, which will reach a record 70 MMT in 2010/2011; China’s production was also revised upward (from 14.4 MMT to 15.2 MMT). On the other hand, there were reductions in Argentina (from 52 MMT to 49.5 MMT) and in the US (from 91.9 MMT to 90.6 MMT). From the demand side, latest USDA estimates suggest that China’s soybean imports will be approximately 57 MMT, Soybeans stock-to-use in the US was reported to be at historically low levels of 4.2%.
In 2011, Argentina will export around 11 MMT of soybeans compared to 12 MMT in 2010. Around 33% of Argentina’s soybean production could be used as biodiesel if government biodiesel requirements rise to 10% (50% local market and 50% to export). For Argentina, Bolsa de Cereales estimated a soybean harvest of 48.8 MMT on March 10th.
Corn: Dec-10 corn future contract on CBOT (Chicago Board of Trade) traded at an average price of U$S 562/bushel in 4Q10, which represents 33% increase compared to 3Q10 and 45% appreciation compared to 4Q09.
March 2011 USDA supply and demand report showed that global production is estimated to reach approximately 813,8 MMT, while December 2010 estimate was 820.7 MMT. This reduction is due to a reduction of production in Argentina (from 25 MMT to 22 MMT, mainly due to bad weather conditions during December) and in the US (from 318.5 to 316.2 MMT). Brazilian production was revised higher between December 2010 and March 2011, from 51 MMT to 53 MMT, US corn supply and demand forecasts are very tight as USDA lowered production and increased consumption due to a higher use of ethanol. In order to prevent a further balance tightening (stocks-to-use is at 5% in March 2011 while it was 6.2% in December 2010), corn acreage in the US should increase by 3 MM acres, Mexico’s agricultural region of Sinaloa was hit this year by the coldest weather in at least two decades, affecting more than 4 MMT of corn. As a result of the colder weather conditions, Mexico is expected to produce 23.3 MMT of corn in 2011, down from the previous forecast of 25 MMT.
Argentina is the second largest corn exporter and its Bolsa de Cereales estimates that the production will reach 19.5 MMT in 2010/11 harvest while export surplus is estimated at 10-11 MMT.
Wheat: Dec-10 future contract on CBOT had an average price of U$S 707/bushel in 4Q10. This means an 8% increase compared to 3Q10 and 35% appreciation compared to 4Q09.
Latest USDA report shows that global ending stocks will be 181.9 MMT. This represents a 5.2 MMT variation against December 2010 USDA’s estimation namely as a result of higher than previously estimated production in Argentina (from 13.5 MMT to 15 MMT) and Australia and a lower consumption in the Euro zone. The Russian government is expected to debate the extension of the ban on grain exports but it will not be eliminated until the end of the year. For this reason, global exports have recently been revised lower, with a negative change of 3 MMT in the former Soviet Union countries between December 2010 and March 2011.
For Argentina, Bolsa de Cereales reported that production is estimated to be 15 MMT, up 0.5 MMT as compared to the previous estimates and 90% higher than the 7.9 MMT of 2009/2010 (hardly affected by the drought), Argentina opens a new export quota of 1 MMT of low quality wheat. Total export surplus is estimated at 6-7 MMT for this year.

Cotton: Average price for the nearby future contract traded on ICE (ICE Futures U.S) was US¢ 130/lb in 4Q10. This represents 48% increase compared to 3Q10 and 87% compared to 4Q09.
USDA’s March 2011 report shows a decrease of 1.1 million 480-pound bales compared to USDA’s December 2010 report. This is due to a downward revision of estimates of production in China (from 30 M bales to 29.5 M) and India (from 26 M bales to 25 M). Ending stocks in the US were kept unchanged at a record low of 1.90 MM bales. Cotton supply is likely to remain tight because adverse weather conditions throughout India, Australia, and Pakistan have damaged cotton crops, and prices are expected to remain high due to strong demand from China and India, Argentina, Brazil and Australia increased cotton area by 61% for the 2011 crops. High prices and margins are an incentive for Northern Hemisphere plantings too and it is expected that US will expand the cotton planted area in April/May. During 2010, cotton prices increased considerably following economic recovery and supported by the export restriction in India, one of the world’s largest exporters of cotton.
Rice: South American market for high quality milled rice stood at U$S 560/ton FOB in Q410, while Q310 average was at U$S 540/ton average, USDA’s March report revised rice figures: global ending stocks were higher in 4.5 MMT YOY. Rice prices lagged the rise in the grains complex, this is generating (particularly in US) a potential switch of 20-30% of planting area from rice to the other grains & cotton, that means a possible increase in rice prices in the US for the 2011/2012 crop.
International prices are in a weak period, with possible upward effects in demand. According to Conmasur (Confedración de Molinos Arroceros del Mercosur), production in Brazil is expected to be approximately 13 MMT in 2010/2011 harvest, while Argentina expects its production to be approximately 1.6 MMT, and Uruguay at 1.5 MMT. As a result, Mercosur’s export surplus to third markets out of the region will be 3-3.5 MMT according to Conmasur estimates, compared to 1.5 MMT in 2010.
Coffee: Dec-10 future contract traded on ICE at an average price of US¢ 205/lb in 4Q10. This means an 18% increase compared to 3Q10 and 47% compared to 4Q09.
Coffee on ICE market reached last month the highest price level since 1997 on tight inventories and low stocks driven by three consecutive below-par crops in Colombia (although it is expected to be better next season). According to CONAB, the crop in Brazil will be 47.2 M bags in 2010/2011, slightly lower than 2009/2010 record high of 48.1 M 60 kg bags. Export activity in Brazil remains firm but internal market continues with big discounts relative to international markets. Weather conditions around the world have affected coffee’s quality. That has been one of the main reasons of the rally in prices during the last months.
Sugar & Ethanol: According to the latest data published by UNICA, cane crushing in the Centre-South region of Brazil during the 2010/2011 crop totaled 556.2 MM tons, with an average of 141.2 kgs TRS/ton of cane, resulting in 33.5 MM tons of sugar and 25.3 MM m3 of ethanol (7.4 MM m3 of anhydrous and 17.9 MM m3 of hydrous). These final numbers are much lower than the production forecasted by UNICA in the beginning of 2010 due to the impact of La Niña’s drought on cane productivity/growth. Cane crushing was 7% lower than expected, while sugar production was down 2% and ethanol down 8%.
The 44.7% TRS diversion to the production of sugar ensued because of its higher remuneration compared with ethanol throughout the whole crop. The average price for the Dec-10 sugar contract on ICE rose to 29.01 cts US$/lb in 4Q10 caused by the reduction in expected production, while the average gross ex-mill price, published by ESALQ, was 1,238,43 BRL/m3 and 1,215,58 for anhydrous and hydrous ethanol respectively. Compared to 3Q2010, sugar prices increased 44%, anhydrous and hydrous +23%, in response to strong sugar exports and ethanol domestic demand as well as world climate issues.
India, the world’s second largest sugar producer, started its harvest during 4Q10. Many consultancies such as Kingsman, Czarnikow and ISMA agree today that India’s final sugar production figures for 10/11 will reach a maximum of 25 MM tons which would allow India to export up to 2 mm tons sugar (500 K tons of OGL licenses were approved recently after much internal debate about impacts on food inflation and crop size).
Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(loss) of the period for 2010 and 2009
We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets.
We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets.
We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

Adjusted EBITDA 2010

$ in thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Tranformation	Corporate	Total

Manufacturing activities
Sales	344	59,280	—	2,709	3,718	66,051	228,478	—	—	294,529
Cost	—	(52,017)	—	(2,546)	—	(54,563)	(164,638)	—	—	(219,201)

Gross Profit manufacturing activities	344	7,263	—	163	3,718	11,488	63,840	—	—	75,328

Agricultural activities										—
Sales	107,818	2,305	14,297	4,863	2,407	131,690	48	—	—	131,738
Cost	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	—	—	(131,738)
Changes in fair value	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	—	—	(30,528)
Changes in NRV after harvest	7,482	—	—	517	—	7,999	—	—	—	7,999

Gross Profit agricultural activities	46,361	9,360	9,129	(2,113)	737	63,474	(86,003)	—	—	(22,529)

Margin Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	74,962	(22,163)	—	—	52,799

G&A expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	—	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	—	—	(52,528)
Other operating income, net	(6,194)	345	—	(2,165)	70	(7,944)	5,305	20,837	26	18,224
Joint ventures	—	—	(50)	—	—	(50)	—		—	(50)

Profit from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)

Changes in fair value of long term biological assets (urealized) (-1)	—	—	(3,610)	2,450	36	(1,124)	96,795	—	—	95,671

Adjusted EBIT	31,902	5,041	2,226	(3,303)	4,036	39,902	19,168	20,837	(22,353)	57,554

Depreciation and amortization (-1)	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563

Adjusted EBITDA	33,613	7,121	2,649	(2,854)	4,369	44,898	51,735	20,837	(22,353)	95,116

Changes in fair value of long term biological assets (urealized)	—	—	—	—	—	—	—	—	—	(95,671)
Depreciation and amortization	—	—	—	—	—	—	—	—	—	(37,563)
Other financial expenses, net	—	—	—	—	—	—	—	—	—	2,767
Foreign Exchange, net	—	—	—	—	—	—	—	—	—	7,324
Interest Expense, net	—	—	—	—	—	—	—	—	—	(33,028)
Income tax (expense)/Benefit	—	—	—	—	—	—	—	—	—	16,263

Profit /(Loss) for the period	—	—	—	—	—	—	—	—	—	(44,791)

Adjusted EBITDA 2009

$ in thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Tranformation	Corporate	Total

Manufacturing activities
Sales	9,667	67,317	752	7,984	172	85,892	97,494	—	—	183,386
Cost	(5,447)	(56,576)	(613)	(7,120)	—	(69,756)	(110,327)	—	—	(180,083)

Gross Profit manufacturing activities	4,220	10,741	139	864	172	16,136	(12,833)	—	—	3,303

Agricultural activities
Sales	82,362	2,033	11,142	6,281	28,306	130,124	93	—	—	130,217
Cost	(82,362)	(2,033)	(11,142)	(6,281)	(28,306)	(130,124)	(93)	—	—	(130,217)
Changes in fair value	6,563	12,170	3,374	(16,207)	4,704	10,604	61,064	—	—	71,668
Changes in NRV after harvest	11,362	191	—	1,234	—	12,787	—	—	—	12,787

Gross Profit agricultural activities	17,925	12,361	3,374	(14,973)	4,704	23,391	61,064	—	—	84,455

Margin Before Operating Expenses	22,145	23,102	3,513	(14,109)	4,876	39,527	48,231	—	—	87,758

G&A expenses	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(16,419)	(13,922)	—	(22,052)	(52,393)
Selling expenses	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(12,247)	(18,922)	—	—	(31,169)
Other operating income, net	4,776	(942)	(108)	806	377	4,909	(10,467)	18,839	(210)	13,071
Joint ventures	—	—	(294)	—	—	(294)	—		—	(294)

Profit from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973

Changes in fair value of long term biological assets (urealized) (-1)	—	—	(32)	12,662	(127)	12,503	(57,335)	—	—	(44,832)

Adjusted EBIT	19,054	11,792	81	(4,120)	1,172	27,979	(52,415)	18,839	(22,262)	(27,859)

Depreciation and amortization (-1)	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356

Adjusted EBITDA	21,120	13,244	484	(3,550)	1,525	32,823	(26,903)	18,839	(22,262)	2,497

Changes in fair value of long term biological assets (urealized)	—	—	—	—	—	—	—	—	—	44,832
Depreciation and amortization										(30,356)
Other financial expenses, net	—	—	—	—	—	—	—	—	—	(5,816)
Foreign Exchange, net	—	—	—	—	—	—	—	—	—	10,903
Interest Expense, net	—	—	—	—	—	—	—	—	—	(27,750)
Income tax (expense)/Benefit	—	—	—	—	—	—	—	—	—	5,415

Profit /(Loss) for the period	—	—	—	—	—	—	—	—	—	(275)

Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(loss) of the period for 4Q10 and 4Q09
Adjusted EBITDA 4Q10

USD in thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Tranformation	Corporate	Total

Manufacturing activities
Sales	133	15,586	—	—	970	16,689	103,923	—	—	120,612
Cost	—	(13,234)	—	—	—	(13,234)	(68,798)	—	—	(82,032)

Gross Profit manufacturing activities	133	2,352	—	—	970	3,455	35,125	—	—	38,580

Agricultural activities
Sales	18,021	563	4,254	2,904	1,028	26,770	(1)	—	—	26,769
Cost	(18,021)	(563)	(4,254)	(2,904)	(1,028)	(26,770)	1	—	—	(26,769)
Changes in fair value	15,489	6,789	2,334	(2,117)	185	22,680	23,759	—	—	46,439
Changes in NRV	1,195	—	—	(507)	—	688	—	—	—	688

Gross Profit agricultural activities	16,684	6,789	2,334	(2,624)	185	23,368	23,759	—	—	47,127

Margin Before Operating Expenses	16,817	9,141	2,334	(2,624)	1,155	26,823	58,884	—	—	85,707

G&A expenses	(2,543)	(1,202)	(823)	(484)	20	(5,032)	(4,049)	—	(5,908)	(14,989)
Selling expenses	(276)	(2,165)	(88)	(96)	(12)	(2,637)	(17,055)	—	—	(19,692)
Other operating income, net	(5,868)	193	—	(1,595)	(6)	(7,276)	(2,663)	20,837	(796)	10,102
Joint ventures	—	—	170	—	—	170	—	—	—	170

Profit from Operations Before Financing and Taxation	8,130	5,967	1,593	(4,799)	1,157	12,048	35,118	20,837	(6,704)	61,299

Changes in fair value of long term biological assets (urealized) (-1)	—	—	(636)	1,566	379	1,309	(20,325)	—	—	(19,016)

Adjusted EBIT	8,130	5,967	957	(3,233)	1,536	13,357	14,793	20,837	(6,704)	42,283

Depreciation and amortization(-1)	638	575	149	289	26	1,677	10,185	—	—	11,862

Adjusted EBITDA	8,768	6,542	1,106	(2,944)	1,562	15,034	24,978	20,837	(6,704)	54,144

Changes in fair value of long term biological assets (urealized)	—	—	—	—	—	—	—	—	—	19,016
Depreciation and amortization	—	—	—	—	—	—	—	—	—	(11,862)
Other financial expenses, net	—	—	—	—	—	—	—	—	—	3,835
Foreign Exchange, net	—	—	—	—	—	—	—	—	—	4,553
Interest Expense, net	—	—	—	—	—	—	—	—	—	(11,846)
Income tax (expense)/Benefit	—	—	—	—	—	—	—	—	—	(13,084)

Profit /(Loss) for the period	—	—	—	—	—	—	—	—	—	44,756

Adjusted EBITDA 4Q09

$ in thousands	Crops	Rice	Dairy	Coffee	Cattle	Farming	Sugar	Land Tranformation	Corporate	Total

Manufacturing activities
Sales	1,774	13,942	—	3,209	172	19,097	38,985	—	—	58,082
Cost	(478)	(17,523)	(1)	(2,983)	—	(20,985)	(52,691)	—	—	(73,676)

Gross Profit manufacturing activities	1,296	(3,581)	(1)	226	172	(1,888)	(13,706)	—	—	(15,594)

Agricultural activities
Sales	21,000	913	2,722	2,465	18,289	45,389	1	—	—	45,390
Cost	(21,000)	(913)	(2,722)	(2,465)	(18,289)	(45,389)	(1)	—	—	(45,390)
Changes in fair value	5,880	6,772	1,586	(3,738)	4,426	14,926	31,018	—	—	45,944
Changes in NRV after harvest	3,691	210	—	503	—	4,404	—	—	—	4,404

Gross Profit agricultural activities	9,571	6,982	1,586	(3,235)	4,426	19,330	31,018	—	—	50,348

Margin Before Operating Expenses	10,867	3,401	1,585	(3,009)	4,598	17,442	17,312	—	—	34,754

G&A expenses	(1,574)	(722)	(401)	(276)	(640)	(3,613)	(1,944)	—	(5,056)	(10,613)
Selling expenses	(220)	(353)	(176)	(285)	(484)	(1,518)	(9,048)	—	—	(10,566)
Other operating income, net	84	(887)	(123)	(327)	(10)	(1,263)	143	18,839	(86)	17,633
Joint ventures	—	—	12	—	—	12	—	—	—	12

Profit from Operations Before Financing and Taxation	9,157	1,439	897	(3,897)	3,464	11,060	6,463	18,839	(5,142)	31,220

Changes in fair value of long term biological assets (urealized) (-1)	—	—	(141)	3,462	70	3,391	(21,149)	—	—	(17,758)

Adjusted EBIT	9,157	1,439	756	(435)	3,534	14,451	(14,686)	18,839	(5,142)	13,462

Depreciation and amortization (-1)	998	227	93	(81)	90	1,327	11,583			12,910

Adjusted EBITDA	10,155	1,666	849	(516)	3,624	15,778	(3,103)	18,839	(5,142)	26,372

Changes in fair value of long term biological assets (urealized)	—	—	—	—	—	—	—	—	—	17,758
Depreciation and amortization	—	—	—	—	—	—	—	—	—	(12,910)
Other financial expenses, net	—	—	—	—	—	—	—	—	—	(1,906)
Foreign Exchange, net	—	—	—	—	—	—	—	—	—	5,238
Interest Expense, net	—	—	—	—	—	—	—	—	—	(11,183)
Income tax (expense)/Benefit	—	—	—	—	—	—	—	—	—	(5,816)

Profit /(Loss) for the period	—	—	—	—	—	—	—	—	—	17,553

Financial Information
Statement of Income

$ thousands	2010	2009	% Change	Q4 2010	Q4 2009	% Change

Sales of manufactured products and services rendered	294,529	183,386	60.6%	120,612	58,082	107.7%
Cost of manufactured products sold and services rendered	(219,201)	(180,083)	21.7%	(82,032)	(73,676)	11.3%

Gross Profit from Manufacturing Activities	75,328	3,303	2180.6%	38,580	(15,594)	—

Sales of agricultural produce and biological assets	131,738	130,217	1.2%	26,769	45,390	-41.0%
Cost of agricultural produce sold and direct agricultural selling expenses	(131,738)	(130,217)	1.2%	(26,769)	(45,390)	-41.0%
Initial recognition and changes in fair value of biological assets and agricultural produce	(30,528)	71,668	—	46,439	45,944	1.1%
Changes in net realizable value of agricultural produce after harvest	7,999	12,787	-37.4%	688	4,404	-84.4%

Gross (Loss) / Profit from Agricultural Activities	(22,529)	84,455	—	47,127	50,348	-6.4%

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	52,799	87,758	-39.8%	85,707	34,754	146.6%

General and administrative expenses	(56,562)	(52,393)	8.0%	(14,989)	(10,613)	41.2%
Selling expenses	(52,528)	(31,169)	68.5%	(19,692)	(10,566)	86.4%
Other operating income, net	18,224	13,071	39.4%	10,102	17,633	-42.7%
Excess of fair value of net assets acquired over cost	—	—	—	—	—	—
Share of loss of joint ventures	(50)	(294)	-83.0%	170	12	1316.7%

(Loss) / Profit from Operations Before Financing and Taxation	(38,117)	16,973	—	61,298	31,220	96.3%

Finance income	16,559	11,553	43.3%	7,195	4,551	58.1%
Finance costs	(39,496)	(34,216)	15.4%	(10,653)	(12,402)	-14.1%
Financial results, net	(22,937)	(22,663)	1.2%	(3,458)	(7,851)	-56.0%

Loss Before Income Tax	(61,054)	(5,690)	973.0%	57,840	23,369	147.5%

Income tax benefit	16,263	5,415	200.3%	(13,084)	(5,816)	125.0%

Loss for the Year	(44,791)	(275)	16187.6%	44,756	17,553	155.0%

Statement of Cash Flow

$ thousands	2010	2009	% Change

(Loss)/ Profit for the year	(44,791)	(275)	16187.6%
Adjustments for:
Income tax benefit	(16,263)	(5,415)	200.3%
Depreciation	37,217	30,059	23.8%
Amortization	346	297	16.5%

Gain from the disposal of other property items	(21,684)	(337)	6334.4%
Employee share/unit options granted	1,780	2,880	-38.2%
Loss/ (gain) from derivative financial instruments and forwards	(1,189)	7,486	—
Interest expense, net	33,028	27,750	19.0%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	72,374	(55,841)	—
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,527)	(127)	1102.4%
Provision and allowances	4,980	4,013	24.1%
Share of loss from joint venture	50	294	-83.0%
Foreign exchange (gains)/ losses, net	(7,324)	(10,903)	-32.8%
Gain from the sale of farmland businesses	—	(18,839)	—
Excess of fair value of net assets acquired over cost	—	—	—

$ thousands	2010	2009	% Change
Changes in operating assets and liabilities:
Increase in trade and other receivables	3,584	(30,388)	—
Decrease/ (increase) in inventories	2,259	3,442	-34.4%
Increase in biological assets	7,171	20,389	—
(Increase)/ decrease in other assets	8	(5)	—
Decrease/ (increase) in derivative financial instruments	(3,554)	3,162	—
Decrease in other financial assets at fair value through profit or loss	—	—	—
Increase/ (decrease) in trade and other payables	(4,221)	11,508	—
Increase in payroll and social security liabilities	5,470	4,327	26.4%
Decrease in provisions for other liabilities	319	(165)	—

Net cash from operating activities before interest and taxes paid	68,033	(6,688)	—

Interest paid	(33,283)	(25,797)	29.0%
Income tax paid	(7,813)	(13,322)	-41.4%

Net cash used in operating activities	26,937	45,807	-41.2%

	2010	2009

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(7,872)	—	—
Purchases of property, plant and equipment	(87,679)	(97,817)	-10.4%
Purchases of intangible assets	(33)	(315)	-89.5%
Increase of Non Current Biological Assets	(35,060)	(40,492)	-13.4%
Interest received	1,341	472	184.1%
Proceeds from sale of property, plant and equipment	12,103	7,341	64.9%
Proceeds from disposal of subsidiaries	5,475	16,425	-66.7%
Acquisition of non controlling interest in subsidiaries	—	—	—

Net cash used in investing activities	(111,725)	(114,386)	-2.3%

Cash flows from financing activities:
Capital contributions from members	—	69,101	—
Proceeds from long-term borrowings	67,379	80,000	-15.8%
Net increase in short-term borrowings	12,449	6,946	79.2%

Net cash generated from financing activities	79,828	156,047	-48.8%

Net (decrease)/ increase in cash and cash equivalents	(4,960)	(4,146)	19.6%

Cash and cash equivalents at beginning of year	74,806	93,360	-19.9%
Effect of exchange rate changes on cash	423	(14,408)	—

Cash and cash equivalents at end of year	70,269	74,806	-6.1%

Statement of Financial Position

$ thousands	2010	2009	% Change

ASSETS
Non-Current Assets
Property, plant and equipment, net	751,992	682,878	10.1%
Investment property	21,417	21,246	0.8%
Intangible assets, net	28,653	21,859	31.1%
Biological assets	104,216	170,347	-38.8%

$ thousands	2010	2009	% Change
Investments in joint ventures	6,271	6,506	-3.6%
Deferred income tax assets	67,463	45,113	49.5%
Trade and other receivables, net	30,752	22,065	39.4%
Other assets	26	34	-23.5%

Total Non-Current Assets	1,010,790	970,048	4.2%

Current Assets
Biological assets	82,541	60,107	37.3%
Inventories	57,170	57,902	-1.3%
Trade and other receivables, net	119,205	106,212	12.2%
Derivative financial instruments	876	99	784.8%
Cash and cash equivalents	70,269	74,806	-6.1%
Total Current Assets	330,061	299,126	10.3%
Spin-off assets	—	—

TOTAL ASSETS	1,340,851	1,269,174	5.6%

MEMBERS EQUITY
Capital and reserves attributable to equity holders of the parent
Members’ units
Share capital	120,000	120,000	—
Share premium	563,343	563,343	—
Cumulative translation adjustment	11,273	2,516	348.1%
Equity-settled compensation	13,659	11,914	14.6%
Retained earnings	257	44,161	-99.4%
Equity attributable to equity holders of the parent	708,532	741,934	-4.5%
Non controlling interest	14,570	15,222	-4.3%

TOTAL MEMBERS EQUITY	723,102	757,156	-4.5%

LIABILITIES
Non-Current Liabilities
Trade and other payables	11,785	6,822	72.7%
Borrowings	250,672	203,134	23.4%
Derivative financial instruments	—	280	100.0%
Deferred income tax liabilities	111,495	107,045	4.2%
Payroll and social liabilities	1,178	1,106	6.5%
Provisions for other liabilities	4,606	3,326	38.5%

Total Non-Current Liabilities	379,736	321,713	18.0%

Current Liabilities

Trade and other payables	69,236	62,098	10.6%
Current income tax liabilities	978	222	340.5%
Payroll and social liabilities	15,478	10,079	53.6%
Borrowings	138,800	103,647	33.9%
Derivative financial instruments	8,920	12,607	-29.2%
Provisions for other liabilities	4,601	1,652	211.8%

Total Current Liabilities	238,013	190,305	25.1%

TOTAL LIABILITIES	617,749	512,018	20.6%

TOTAL MEMBERS EQUITY AND LIABILITIES	1,340,851	1,269,174	5.6%